October 27, 2006
BY HAND
Mr. James Rosenberg
Mr. James Atkinson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg and Mr. Atkinson:

We enclose analyses which we developed with our investment bankers, which show the net present values of the workers’ compensation business acquired from Princeton Insurance Company, The Covenant Group and Associated Industries. In each case, the starting point was the actual first year premiums resulting from the acquisition. We utilized a conservative 3% growth rate in written premium and a conservative 5.0x multiplier to calculate the terminal value. For example, our investment bankers advise that the median 2007E forward earnings multiple for small cap property and casualty insurance companies is approximately 10.0x.

To calculate net present value, we utilized a 15% discount rate, which our investment bankers advise represents a reasonable cost of capital for small cap property and casualty insurance companies.

Each analysis includes a sensitivity analysis on the net present value using a range of discount rates between 5% and 25% and terminal value multiples between 3.0x and 8.0x.

As set forth in the analyses, the net present value of each of the assets is significantly greater than their current carrying values.

Mr. James Rosenberg
Mr. James Atkinson

October 27, 2006

We trust that this will assist you in your consideration of the appropriateness of our treatment of these assets. If you have any questions, please do not hesitate to contact Ron Pipoly at 216.328.6116 or me.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel

Princeton				Discount Rate
		Perpetuity Multiple	31,578,414	5.0%	10.0%	15.0%	20.0%	25.0%
Premium	50,000,000		3.0x	77,736,462	46,402,791	30,614,272	21,895,383	16,664,370
Growth Rate	3.00%		4.0x	80,993,255	47,628,872	31,096,343	22,092,607	16,748,057
Reinsurance cost	7.65%		5.0x	84,250,048	48,854,953	31,578,414	22,289,831	16,831,743
Loss ratio	62.50%		6.0x	87,506,842	50,081,034	32,060,485	22,487,055	16,915,430
Expense Ratio	28.00%		7.0x	90,763,635	51,307,114	32,542,555	22,684,278	16,999,116
Tax rate	35.00%		8.0x	94,020,428	52,533,195	33,024,626	22,881,502	17,082,803
Investment yield	5.50%
Discount Rate	15.00%
Perpetuity Value Multiple	5.0x
Gross Intangible carrying yalue	$5,500,000
Net Present Value	$31,578,414
Internal rate of Return	62%

	Year	Premium	Reinsurance Cost	Losses	Expenses	Underwriting income	Investment Income	Taxes	After Tax Income	Investment Income	Claim Payments	Accumulated Cash Flow	Incremantal Cash Flow
									(5,500,000)
	1	50,000,000	3,825,000	28,859,375	14,000,000	3,315,625	686,404	1,400,710	2,601,319	686,404	7,214,844	23,559,446
	2	51,500,000	3,939,750	29,725,156	14,420,000	3,415,094	1,701,185	1,790,698	3,325,582	1,701,185	18,397,852	38,301,844	14,742,398
	3	53,045,000	4,057,943	30,616,911	14,852,600	3,517,547	2,365,453	2,059,050	3,823,950	2,365,453	24,721,662	47,714,640	9,412,795
	4	54,636,350	4,179,681	31,535,418	15,298,178	3,623,073	2,756,005	2,232,677	4,146,401	2,756,005	30,369,406	52,503,725	4,789,086
	5	56,275,441	4,305,071	32,481,481	15,757,123	3,731,765	3,023,356	2,364,292	4,390,829	3,023,356	31,280,488	57,436,483	4,932,758
	6	57,963,704	4,434,223	33,455,925	16,229,837	3,843,718	3,298,727	2,499,856	4,642,589	3,298,727	32,218,903	62,517,224	5,080,741
	7	59,702,615	4,567,250	34,459,603	16,716,732	3,959,030	3,582,359	2,639,486	4,901,903	3,582,359	33,185,470	67,750,387	5,233,163
	8	61,493,693	4,704,268	35,493,391	17,218,234	4,077,801	3,874,501	2,783,305	5,168,996	3,874,501	34,181,034	73,140,545	5,390,158
	9	63,338,504	4,845,396	36,558,193	17,734,781	4,200,135	4,175,406	2,931,439	5,444,101	4,175,406	35,206,465	78,692,408	5,551,863
	10	65,238,659	4,990,757	37,654,939	18,266,825	4,326,139	4,485,339	3,084,017	5,727,460	4,485,339	36,262,659	84,410,826	5,718,419
	11	67,195,819	5,140,480	38,784,587	18,814,829	4,455,923	4,804,570	3,241,172	6,019,320	4,804,570	37,350,538	90,300,797	5,889,971
	12	69,211,694	5,294,695	39,948,124	19,379,274	4,589,600	5,133,377	3,403,042	6,319,936	5,133,377	38,471,055	96,367,468	6,066,670
	13	71,288,044	5,453,535	41,146,568	19,960,652	4,727,288	5,472,049	3,569,768	6,629,569	5,472,049	39,625,186	102,616,138	6,248,670
	14	73,426,686	5,617,141	42,380,965	20,559,472	4,869,107	5,820,881	3,741,496	6,948,492	5,820,881	40,813,942	109,052,268	6,436,130
	15	75,629,486	5,785,656	43,652,394	21,176,256	5,015,180	6,180,178	3,918,375	7,276,983	6,180,178	42,038,360	115,681,483	6,629,214
	16	77,898,371	5,959,225	44,961,966	21,811,544	5,165,636	6,550,254	4,100,561	7,615,328	6,550,254	43,299,511	122,509,574	6,828,091
	17	80,235,322	6,138,002	46,310,825	22,465,890	5,320,605	6,931,432	4,288,213	7,963,824	6,931,432	44,598,496	129,542,507	7,032,934
	18	82,642,382	6,322,142	47,700,150	23,139,867	5,480,223	7,324,046	4,481,494	8,322,775	7,324,046	45,936,451	136,786,429	7,243,922
	19	85,121,653	6,511,806	49,131,154	23,834,063	5,644,630	7,728,438	4,680,574	8,692,494	7,728,438	47,314,545	144,247,668	7,461,239
	20	87,675,303	6,707,161	50,605,089	24,549,085	5,813,969	8,144,961	4,885,625	9,073,304	8,144,961	48,733,981	151,932,744	7,685,076
	Prepetuity Value								45,366,522

	Totals	1,343,518,724	102,779,182	775,462,214	376,185,243	89,092,085	94,038,922	64,095,853	119,035,155

Covenant				Discount Rate
		Perpetuity Multiple	18,907,807	5.0%	10.0%	15.0%	20.0%	25.0%
Premium	30,000,000		3.0x	46,605,246	27,802,732	18,329,216	13,098,314	9,960,513
Growth Rate	3.00%		4.0x	48,559,679	28,538,515	18,618,512	13,216,670	10,010,734
Reinsurance cost	7.65%		5.0x	50,514,111	29,274,298	18,907,807	13,335,026	10,060,955
Loss ratio	62.50%		6.0x	52,468,544	30,010,080	19,197,102	13,453,382	10,111,176
Expense Ratio	28.00%		7.0x	54,422,976	30,745,863	19,486,397	13,571,738	10,161,397
Tax rate	35.00%		8.0x	56,377,408	31,481,646	19,775,693	13,690,094	10,211,618
Investment yield	5.50%
Discount Rate	15.00%
Perpetuity Value Multiple	5.0x
Gross Intangible carrying yalue	$2,461,786
Net Present Value	$18,907,807
Internal rate of Return	79%

	Year	Premium	Reinsurance Cost	Losses	Expenses	Underwriting income	Investment Income	Taxes	After Tax Income	Investment Income	Claim Payments	Accumulated Cash Flow	Incremantal Cash Flow
									(2,461,786)
	1	30,000,000	2,295,000	17,315,625	8,400,000	1,989,375	332,479	812,649	1,509,205	332,479	4,328,906	14,163,445
	2	30,900,000	2,363,850	17,835,094	8,652,000	2,049,056	1,022,239	1,074,953	1,996,342	1,022,239	11,038,711	23,008,884	8,845,439
	3	31,827,000	2,434,766	18,370,147	8,911,560	2,110,528	1,420,800	1,235,965	2,295,363	1,420,800	14,832,997	28,656,561	5,647,677
	4	32,781,810	2,507,808	18,921,251	9,178,907	2,173,844	1,655,131	1,340,141	2,488,833	1,655,131	18,221,643	31,530,012	2,873,451
	5	33,765,264	2,583,043	19,488,888	9,454,274	2,239,059	1,815,541	1,419,110	2,635,490	1,815,541	18,768,293	34,489,667	2,959,655
	6	34,778,222	2,660,534	20,073,555	9,737,902	2,306,231	1,980,764	1,500,448	2,786,547	1,980,764	19,331,342	37,538,112	3,048,444
	7	35,821,569	2,740,350	20,675,762	10,030,039	2,375,418	2,150,943	1,584,226	2,942,135	2,150,943	19,911,282	40,678,009	3,139,898
	8	36,896,216	2,822,561	21,296,035	10,330,940	2,446,680	2,326,228	1,670,518	3,102,390	2,326,228	20,508,620	43,912,104	3,234,095
	9	38,003,102	2,907,237	21,934,916	10,640,869	2,520,081	2,506,771	1,759,398	3,267,454	2,506,771	21,123,879	47,243,222	3,331,118
	10	39,143,196	2,994,454	22,592,963	10,960,095	2,595,683	2,692,731	1,850,945	3,437,469	2,692,731	21,757,595	50,674,273	3,431,051
	11	40,317,491	3,084,288	23,270,752	11,288,898	2,673,554	2,884,270	1,945,238	3,612,585	2,884,270	22,410,323	54,208,256	3,533,983
	12	41,527,016	3,176,817	23,968,875	11,627,565	2,753,760	3,081,554	2,042,360	3,792,954	3,081,554	23,082,633	57,848,258	3,640,002
	13	42,772,827	3,272,121	24,687,941	11,976,391	2,836,373	3,284,757	2,142,396	3,978,735	3,284,757	23,775,112	61,597,460	3,749,202
	14	44,056,011	3,370,285	25,428,579	12,335,683	2,921,464	3,494,056	2,245,432	4,170,088	3,494,056	24,488,365	65,459,138	3,861,678
	15	45,377,692	3,471,393	26,191,436	12,705,754	3,009,108	3,709,635	2,351,560	4,367,183	3,709,635	25,223,016	69,436,667	3,977,529
	16	46,739,022	3,575,535	26,977,180	13,086,926	3,099,381	3,931,680	2,460,872	4,570,190	3,931,680	25,979,707	73,533,521	4,096,854
	17	48,141,193	3,682,801	27,786,495	13,479,534	3,192,363	4,160,387	2,573,462	4,779,287	4,160,387	26,759,098	77,753,281	4,219,760
	18	49,585,429	3,793,285	28,620,090	13,883,920	3,288,134	4,395,955	2,689,431	4,994,658	4,395,955	27,561,871	82,099,634	4,346,353
	19	51,072,992	3,907,084	29,478,692	14,300,438	3,386,778	4,638,590	2,808,879	5,216,489	4,638,590	28,388,727	86,576,378	4,476,744
	20	52,605,182	4,024,296	30,363,053	14,729,451	3,488,381	4,888,505	2,931,910	5,444,976	4,888,505	29,240,389	91,187,424	4,611,046
	Perpetuity Value								27,224,878

	Totals	806,111,235	61,667,509	465,277,328	225,711,146	53,455,251	56,373,017	38,439,894	71,388,375

AIIS				Discount Rate
		Perpetuity Multiple	28,439,878	5.0%	10.0%	15.0%	20.0%	25.0%
Premium	45,000,000		3.0x	70,087,599	41,809,214	27,567,938	19,707,611	14,993,917
Growth Rate	3.00%		4.0x	73,032,942	42,918,043	28,003,908	19,885,974	15,069,600
Reinsurance cost	7.65%		5.0x	75,978,286	44,026,873	28,439,878	20,064,337	15,145,284
Loss ratio	62.50%		6.0x	78,923,630	45,135,703	28,875,848	20,242,700	15,220,967
Expense Ratio	28.00%		7.0x	81,868,974	46,244,533	29,311,818	20,421,063	15,296,651
Tax rate	35.00%		8.0x	84,814,318	47,353,363	29,747,788	20,599,426	15,372,334
Investment yield	5.50%
Discount Rate	15.00%
Perpetuity Value Multiple	5.0x
Gross Intangible carrying yalue	$3,303,022
Net Present Value	$28,439,878
Internal rate of Return	88%

	Year	Premium	Reinsurance Cost	Losses	Expenses	Underwriting income	Investment Income	Taxes	After Tax Income	Investment Income	Claim Payments	Accumulated Cash Flow	Incremantal Cash Flow
									(3,303,022)
	1	45,000,000	3,442,500	25,973,438	12,600,000	2,984,063	597,923	1,253,695	2,328,291	597,923	6,493,359	21,210,446
	2	46,350,000	3,545,775	26,752,641	12,978,000	3,073,584	1,531,449	1,611,762	2,993,272	1,531,449	16,558,066	34,478,604	13,268,159
	3	47,740,500	3,652,148	27,555,220	13,367,340	3,165,792	2,129,290	1,853,279	3,441,803	2,129,290	22,249,496	42,950,120	8,471,516
	4	49,172,715	3,761,713	28,381,876	13,768,360	3,260,766	2,480,786	2,009,543	3,732,009	2,480,786	27,332,465	47,260,297	4,310,177
	5	50,647,896	3,874,564	29,233,333	14,181,411	3,358,589	2,721,402	2,127,997	3,951,994	2,721,402	28,152,439	51,699,779	4,439,482
	6	52,167,333	3,990,801	30,110,333	14,606,853	3,459,346	2,969,236	2,250,004	4,178,579	2,969,236	28,997,012	56,272,446	4,572,667
	7	53,732,353	4,110,525	31,013,643	15,045,059	3,563,127	3,224,505	2,375,671	4,411,961	3,224,505	29,866,923	60,982,293	4,709,847
	8	55,344,324	4,233,841	31,944,052	15,496,411	3,670,020	3,487,433	2,505,109	4,652,344	3,487,433	30,762,930	65,833,435	4,851,142
	9	57,004,654	4,360,856	32,902,374	15,961,303	3,780,121	3,758,248	2,638,429	4,899,940	3,758,248	31,685,818	70,830,111	4,996,676
	10	58,714,793	4,491,682	33,889,445	16,440,142	3,893,525	4,037,187	2,775,749	5,154,963	4,037,187	32,636,393	75,976,688	5,146,577
	11	60,476,237	4,626,432	34,906,128	16,933,346	4,010,330	4,324,495	2,917,189	5,417,636	4,324,495	33,615,485	81,277,662	5,300,974
	12	62,290,524	4,765,225	35,953,312	17,441,347	4,130,640	4,620,421	3,062,872	5,688,190	4,620,421	34,623,949	86,737,665	5,460,003
	13	64,159,240	4,908,182	37,031,911	17,964,587	4,254,560	4,925,226	3,212,925	5,966,861	4,925,226	35,662,668	92,361,469	5,623,803
	14	66,084,017	5,055,427	38,142,869	18,503,525	4,382,196	5,239,175	3,367,480	6,253,891	5,239,175	36,732,548	98,153,986	5,792,517
	15	68,066,538	5,207,090	39,287,155	19,058,631	4,513,662	5,592,847	3,537,278	6,569,231	5,592,847	36,732,548	105,222,255	7,068,269
	16	70,108,534	5,363,303	40,465,769	19,630,389	4,649,072	5,956,219	3,711,852	6,893,439	5,956,219	38,969,560	111,367,537	6,145,282
	17	72,211,790	5,524,202	41,679,742	20,219,301	4,788,544	6,299,280	3,880,738	7,207,086	6,299,280	40,138,647	117,697,177	6,329,640
	18	74,378,143	5,689,928	42,930,135	20,825,880	4,932,201	6,652,632	4,054,691	7,530,141	6,652,632	41,342,806	124,216,707	6,519,529
	19	76,609,488	5,860,626	44,218,039	21,450,657	5,080,167	7,016,585	4,233,863	7,862,888	7,016,585	42,583,090	130,931,822	6,715,115
	20	78,907,772	6,036,445	45,544,580	22,094,176	5,232,572	7,391,456	4,418,410	8,205,618	7,391,456	43,860,583	137,848,390	6,916,569
	Perpetuity Value								41,028,089

	Totals	1,209,166,852	92,501,264	697,915,992	338,566,719	80,182,877	84,955,794	57,798,535	107,340,136